UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                           AW COMPUTER SYSTEMS, INC.
                           -------------------------
                                (Name of Issuer)

  Class A Common Stock, $.01 par value               002448 10 8
  ------------------------------------              -------------
       (Title of Class of Securities)              (Cusip Number)


                          E. Ellis Zahra, Jr., Esq.
                     Vice President and General Counsel
                           Winn-Dixie Stores, Inc.
                             5050 Edgewood Court
                           Jacksonville, FL  32205
                                (904)783-5000
-----------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                               March 8, 1996
-----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))

CUSIP NO.  002448 10 8     SCHEDULE 13D

  1.     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE PERSONS

         Winn-Dixie Stores, Inc.

  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [   ]
         (b) [   ]

  3.     SEC USE ONLY

  4.     SOURCE OF FUNDS
         OO

  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)   [   ]

  6.     CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

 NUMBER OF                 7.      SOLE VOTING POWER
  SHARES                               486,773
BENEFICIALLY               8.      SHARED VOTING POWER
 OWNED BY                                 -0-
   EACH                    9.      SOLE DISPOSITIVE POWER
 REPORTING                              486,773
  PERSON                  10.      SHARED DISPOSITIVE POWER
   WITH                                   -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         486,773 (250,000 shares and currently exercisable warrants to purchase 236,773 shares)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDED
CERTAIN SHARES  [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.794%

14.      TYPE OF REPORTING PERSON*          CO

                     * SEE INSTRUCTION BEFORE FILLING OUT!

INCLUDE  BOTH  PAGES  OF THE  COVER  PAGE,  RESPONSES  TO ITEMS
1-7  (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION

CUSIP No. 002448 10 8                    SCHEDULE 13D

Item 1.  Security and Issuer.
-----------------------------
The securities to which this statement relates are the shares of Class A Common Stock, $.01 par value ( the "Shares"), of AW Computer Systems, Inc., a New Jersey corporation ("AW"). AW's principal executive offices are at 9000A Commerce Pkwy, Mt. Laurel, NJ 08054.

Item 2.  Identity and Background.
---------------------------------
The person filing this statement is Winn-Dixie Stores, Inc., a Florida corporation ("W-D"), the principal offices and principal business of which are located at 5050 Edgewood Ct., Jacksonville, FL 32205.

W-D's principal business is operating retail grocery stores.

Neither W-D, nor, to the best of its knowledge, any of its executive officers, directors or persons who may be deemed to be controlling persons of W-D, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------
As consideration for the warrants that were issued to W-D on October 28, 1993, W-D agreed to enter into a Marketing and Royalty Agreement with AW.

By operation of anti-dilution provisions of the warrants, the number of Shares into which W-D could convert the warrants automatically and without additional consideration increased from 200,000 to 236,773 on May 15, 1995. Thus, no additional funds or other consideration was used in the transaction.

As consideration for the 250,000 Shares that W-D purchased from AW on March 8, 1996, W-D used $500,000 in cash from working capital.

Item 4.  Purpose of Transaction.
--------------------------------
On October 28, 1993, W-D acquired warrants that were immediately convertible into 200,000 Shares as a long term, passive investment in AW. At that time W-D acquired, and currently W-D holds, such beneficial ownership for its own account and not with a view to distribute such beneficial ownership.

The automatic operation of anti-dilution provisions of the warrants caused the beneficial ownership by W-D of Shares to increase from 200,000 to 236,773 on May 15, 1995.

On March 8, 1996, W-D purchased 250,000 Shares directly from AW. Such purchase was made as a long term, passive investment in AW. At that time W-D acquired, and currently W-D holds, such Shares for its own account and not with a view to distribute such Shares.

Item 5.  Interest in Securities of the Issuer.
-----------------------------------------------
(a) The aggregate number of Shares beneficially owned directly or indirectly by W-D is 486,773. As of March 8, 1996, this represented 9.794% of AW's outstanding Class A Common Stock.

Of such 486,773 Shares beneficially owned by W-D, W-D is deemed to beneficially own 236,773 Shares as a result of the currently exercisable warrants owned by W-D and W-D beneficially owns
250,000 additional Shares.

(b)      W-D has sole power to vote and dispose of the Shares.

(c) On October 28, 1993, W-D acquired warrants that were immediately convertible into 200,000 Shares (or 4.963% of outstanding Shares). As consideration for the warrants, W-D agreed to enter into a Marketing and Royalty Agreement with AW. The transaction was effected through direct negotiations between AW and W-D.

On May 15, 1995, without additional consideration from W-D the anti-dilution provisions of the warrants automatically caused the beneficial ownership by W-D of Shares to increase from 200,000 to 236,773 (or 5.228% of outstanding Shares). The warrants are immediately exercisable by W-D until October 27, 1998, at a strike price of $2.00 per Share.

On March 8, 1996, W-D purchased 250,000 Shares for $500,000. The transaction was effected through direct negotiations between AW and W-D.

(d)      None.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
-----------------------------------------------------------------
None.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------
None.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 1996    WINN-DIXIE STORES, INC.


                          By:   /s/  E. Ellis Zahra, Jr.
                               -------------------------------
                               E. Ellis Zahra, Jr., Esq.
                               Vice President and General Counsel